Exhibit 99.1

Cardiome Reports Second Quarter 2015 Financial Results

NASDAQ: CRME TSX: COM

Cardiome to conduct conference call and webcast today, August 5, 2015 at 8:00 a.m. Eastern (5:00 a.m. Pacific)

VANCOUVER, Aug. 5, 2015 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the second quarter and six months ended June 30, 2015. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Summary Results
Cardiome recorded a net loss of $7.4 million (loss per share of $0.43) for the three months ended June 30, 2015, compared to a net loss of $4.2 million (loss per share of $0.26) for the three months ended June 30, 2014.  On a year-to-date basis, Cardiome recorded a net loss of $11.2 million (loss per share of $0.66) for the six months ended June 30, 2015, compared to a net loss of $7.4 million (loss per share of $0.46) for the six months ended June 30, 2014. The increase in the net loss during the second quarter of 2015 was largely due to a $3.0 million payment to SteadyMed Ltd. upon execution of an exclusive license and supply agreement for the commercialization of TREVYENT® in Europe, Canada and the Middle East.

Revenue for the three months ended June 30, 2015 was $5.7 million, compared to revenue of $7.7 million for the three months ended June 30, 2014. Revenue for the six months ended June 30, 2015 and 2014 was $11.2 million and $15.3 million, respectively. The decreases in each period were due primarily to the timing of distributor sales, a decrease in AGGRASTAT® sales due to generic competition and foreign exchange translation on Euro denominated revenue.

Gross margin, excluding licensing, royalty and other fees, increased to 79.8% and 78.7% for the three and six months ended June 30, 2015, respectively, from 70.7% and 75.5% in the same periods of 2014. Gross margin increased primarily due to changes in customer mix as well as a decrease in current period supply chain restructuring costs. Gross margin may vary significantly quarter to quarter depending on shipments to specific customers in that quarter.

Selling, general and administration (SG&A) expense for the three months ended June 30, 2015 decreased $0.4 million to $8.4 million, compared to $8.8 million for the three months ended June 30, 2014. The decrease is primarily due to foreign exchange translation on primarily our Canadian and Euro denominated expenses. On a year-to-date basis, SG&A expense decreased to $14.7 million for the six months ended June 30, 2015, from $16.8 million in the same period in 2014. The decrease was due primarily to the current period reversal of certain one-time expenditures accrued in prior quarters, one-time costs incurred in the prior year related to the acquisition of Correvio, and the impact of foreign exchange translation.

Research and development ("R&D") expense for both the three and six months ended June 30, 2015 was $3.1 million compared to R&D expense for the three and six months ended June 30, 2014 of $0.1 million and $0.3 million, respectively.  The increase was due primarily to the $3.0 million upfront payment to SteadyMed Ltd. upon the execution of the license and supply agreement for TREVYENT.

Interest expense increased to $0.6 million for the three months ended June 30, 2015 from $0.2 million for the three months ended June 30, 2014. For the six months ended June 30, 2015, interest expense was $1.2 million, compared to $0.5 million for the six months ended June 30, 2014. The increases were primarily due to interest expense incurred on the senior secured term loan facility that we entered into in July 2014.

Liquidity and Outstanding Share Capital

At June 30, 2015, the company had cash and cash equivalents of $7.6 million. As of August 4, 2015, the company had 17,243,580 common shares issued and outstanding and 1,487,554 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $5.78 per share, and 147,098 restricted share units outstanding.

On July 28, 2015, the company announced that it entered into an agreement with a syndicate of underwriters who have agreed to purchase, on a bought deal basis, 1,875,000 common shares from the treasury of the company at a price of US$8.00 per share for gross proceeds of US$15.0 million.  The company granted the underwriters an over-allotment option to purchase up to an additional 281,250 shares at US$8.00 per share, exercisable for a period of 30 days after closing.  On July 29, 2015, the company increased the size of the bought deal to 2,500,000 common shares for gross proceeds of US$20.0 million.  The over-allotment option was proportionately increased up to 375,000 shares to reflect the increased size of the bought deal.  If the over-allotment option is exercised in full, the aggregate gross proceeds would be US$23.0 million.  The net proceeds of the offering are expected to be used for business development and growth opportunities, including potential product licensing opportunities, the advancement of our other business objectives, working capital and general corporate purposes. The offering is subject to customary closing conditions.

Conference Call

Cardiome will hold a teleconference and webcast on Wednesday, August 5, 2015 at 8:00 am Eastern (5:00 am Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 80238410. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through September 5, 2016. Please dial 416-764-8677 or 888-390-0541 and enter code 238410# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed TREVYENT®, a development state drug device combination that is under development for Pulmonary Arterial Hypertension, for Europe, the Middle East and for Canadian markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Cardiome has filed a registration statement (including a prospectus) with the SEC for the offering of common shares mentioned in this press release. Before you invest, you should read the prospectus in that registration statement and other documents Cardiome has filed with SEC for more complete information about Cardiome and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Cardiome, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Cormark Securities Inc., Attention: Susan Samila-Moroz (tel:416-943-6405) (email:ssmoroz@cormark.com) or Christine Dolap (tel:416-943-6414) (email:cdolap@cormark.com)

CARDIOME PHARMA CORP.
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

	June 30,	December 31,
	2015	2014
Assets

Current assets:
Cash and cash equivalents	$7,616	$12,708
Restricted cash	2,489	2,320
Accounts receivable, net of allowance for doubtful accounts of $485 (2014 - $596)	6,559	9,504
Inventories	5,432	5,335
Prepaid expenses and other assets	1,673	1,703
Deferred tax asset	443	439
	24,212	32,009

Property and equipment	845	811
Intangible assets	15,194	16,156
Goodwill	318	318
Other assets	607	821
	$41,176	$50,115

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$11,440	$13,057
Current portion of long-term debt	3,667	1,714
Current portion of deferred consideration	2,369	3,044
	17,476	17,815

Long-term debt	8,333	10,286
Deferred consideration	3,909	4,544
Deferred revenue	950	-
Other long-term liabilities	289	331
	30,957	32,976

Stockholders' equity:
Common stock	289,991	284,760
Authorized - unlimited number with no par value
Issued and outstanding – 17,206,176 (2014 – 16,591,002)
Additional paid-in capital	33,998	34,229
Deficit	(330,221)	(318,973)
Accumulated other comprehensive income	16,451	17,123
	10,219	17,139
	$41,176	$50,115

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
Revenue:
Product revenues	$5,713	$7,667	$11,185	$15,259
Licensing and other fees	25	-	50	-
	5,738	7,667	11,235	15,259
Cost of goods sold	1,154	2,243	2,378	3,736
	4,584	5,424	8,857	11,523
Expenses:
Selling, general and administration	8,381	8,808	14,708	16,807
Amortization	544	564	1,085	1,100
Research and development	3,084	59	3,146	304
	12,009	9,431	18,939	18,211
Operating loss	(7,425)	(4,007)	(10,082)	(6,688)

Other (income) expense:
Interest expense	560	226	1,234	480
Other (income) expense	19	(18)	87	(117)
Foreign exchange (gain) loss	(716)	(131)	(335)	50
	(137)	77	986	413
Net loss before income taxes	(7,288)	(4,084)	(11,068)	(7,101)
Provision for income taxes	73	156	180	273
Net loss	$(7,361)	$(4,240)	$(11,248)	$(7,374)
Other comprehensive income:
Foreign currency translation adjustments	(592)	2	(672)	164
Comprehensive (loss)	$(7,953)	$(4,238)	$(11,920)	$(7,210)
Earnings (loss) per common share
Basic and diluted	$(0.43)	$(0.26)	$(0.66)	$(0.46)
Weighted average common shares outstanding
Basic and diluted	17,161,104	16,520,072	16,917,078	15,931,887

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
Operating activities:
Net loss for the period	$(7,361)	$(4,240)	$(11,248)	$(7,374)
Items not affecting cash:
Amortization	544	564	1,085	1,100
Amortization of deferred financing fees	136	-	265	-
Write-down of inventory	-	125	95	125
Stock-based compensation	1,130	170	1,595	396
Unrealized foreign exchange gain	(589)	(105)	(209)	(50)
Changes in operating assets and liabilities:
Restricted cash	(319)	(91)	(319)	(116)
Accounts receivable	90	(187)	2,327	(696)
Inventories	(847)	834	(192)	(5)
Prepaid expenses and other assets	332	(151)	(26)	(1,305)
Accounts payable and accrued liabilities	2,302	(247)	(2,036)	(4,699)
Deferred revenue	(25)	-	950	-
Other long-term liabilities	(8)	-	(42)	-
Net cash used in operating activities	(4,615)	(3,328)	(7,755)	(12,624)

Investing activities:
Purchase of property and equipment	(43)	(14)	(133)	(17)
Increase in intangible assets	(12)	(40)	(24)	(52)
Net cash used in investing activities	(55)	(54)	(157)	(69)

Financing activities:
Issuance of common stock	3,943	(4)	4,800	12,406
Share issue costs	(24)	-	(51)	-
Issuance of common stock upon exercise of stock options	6	-	270	-
Payment of deferred consideration	(821)	(728)	(1,868)	(1,599)
Net cash (used in) provided by financing activities	3,104	(732)	3,151	10,807
Effect of foreign exchange rate changes on cash and cash equivalents	(10)	231	(331)	255
Decrease in cash and cash equivalents during the period	(1,576)	(3,883)	(5,092)	(1,631)
Cash and cash equivalents, beginning of period	9,192	13,236	12,708	10,984
Cash and cash equivalents, end of period	$7,616	$9,353	$7,616	$9,353

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Investor Relations, (604) 677-6905 ext 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 07:00e 05-AUG-15